BEMA GOLD CORPORATION

UPDATE ON KINROSS GOLD’S ACQUISITION OF BEMA GOLD

TORONTO, Ontario and VANCOUVER, British Columbia – December 18, 2006 –Kinross Gold Corporation (“Kinross”) (TSX: K, NYSE: KGC) and Bema Gold Corporation (“Bema”) (TSX/NYSE: BGO, AIM: BAU) are providing an update on the status of Kinross’ acquisition of Bema.

A draft of the proxy circular for the meeting of Bema shareholders that will be held to approve the acquisition has been filed with the Director under the Canada Business Corporations Act and the Toronto Stock Exchange. It is expected that the proxy circular will be mailed to Bema shareholders later this month, with the Bema shareholders meeting to be held on January 30, 2007.

Kinross has completed its due diligence process. An Advance Ruling Certificate in respect of the transaction has been issued under the Competition Act (Canada), and a filing was made with the Federal Anti-Monopoly Service of the Russian Federation on December 8, 2006. Once approval is obtained from the Russian competition authority, no further competition approval will be necessary to complete the transaction. Kinross and Bema are in the process of obtaining all other regulatory approvals. Kinross and Bema are also in the process of finalizing the definitive form of Arrangement Agreement and related agreements and have agreed to extend the date by which the Arrangement Agreement is to be signed by December 22, 2006.

A detailed summary of the proposed acquisition is set forth in the press release issued by Kinross and Bema dated November 6, 2006 and in material change reports dated November 16, 2006 filed by Kinross and Bema with securities regulatory authorities.

Kinross Today

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and the eighth largest in the world. With eight mines in Canada, the United States, Brazil and Chile, Kinross employs more than 3,700 people. Kinross maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on the strategic objective of maximizing net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Bema Today

Bema Gold Corporation is one of the world’s fastest growing intermediate gold producers with operating mines and development projects on three continents. Bema is projected to produce one million ounces of gold annually by the year 2009. Bema is listed on the Toronto Stock Exchange and the New York Stock Exchange (symbol: BGO) and on the AIM Exchange in London (symbol: BAU).

Cautionary Statements
All statements, other than statements of historical fact, contained or incorporated by reference in this media release, including any information as to the future financial or operating performance of Kinross and Bema, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this media release. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross and Bema as of the date of this media release, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of each of Kinross and Bema include, but are not limited to, the various assumptions set forth in their respective most recent annual information form and management’s discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) development at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at Buckhorn proceeding on a basis consistent with Kinross’ current expectations; (4) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso and the U.S. dollar will be approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (7) production forecasts meet expectations for the balance of 2006; and (8) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; and diminishing quantities or grades of reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ and Bema’s actual

Update on Kinross’ Acquisition of Bema

results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross or Bema. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this media release are qualified by these cautionary statements. Specific reference is made to the respective most recent annual information form, annual management’s discussion and analysis and other filings with the securities regulators of Canada and the United States of each of Kinross and Bema. In addition, the following factors, among others, related to the proposed business combination of Kinross and Bema could cause actual results to differ materially from the forward-looking statements: the businesses of Kinross and Bema may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Kinross and Bema transaction may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Kinross or Bema or the combination of Kinross and Bema. Each of Kinross and Bema disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

For further information, please contact:

For Kinross
Tracey Thom
tracey.thom@kinross.com
(office) +1.416.365.1362 / (mobile) +1.416.301.9022

For Bema
Ian MacLean or Kerry Suffolk
investor@bemagold.com
+1.604.681.8371

Update on Kinross’ Acquisition of Bema